Exhibit (e)(4)(iii)

AMENDMENT

TO THE

AMENDED AND RESTATED EMPLOYMENT AGREEMENT

THIS AMENDMENT TO THE AMENDED AND RESTATED EMPLOYMENT AGREEMENT by and between MicroFinancial Incorporated, a Massachusetts corporation, and its subsidiaries (the “Company”) and Richard F. Latour (the “Executive”), dated as of December 13, 2014.

WHEREAS, the Company and the Executive entered into an amended and restated employment agreement dated as of March 15, 2004, as amended dated as of December 24, 2008 (the “Agreement”); and

WHEREAS, the parties desire to amend the Agreement to comply with and meet the requirements of the provisions of Section 409A of the Internal Revenue Code of 1986, as amended (the “Code”).

NOW, THEREFORE, in consideration of the premises and mutual covenants contained herein and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Company and the Executive agree as follows:

1.             Section 7(b) of the Agreement is amended by deleting the sentence beginning “Upon termination of Executive’s employment” in its entirety and replacing it with the following:

“Upon termination of Executive’s employment hereunder as a result of Disability, Executive shall be entitled to an amount equal to 100% of his Base Salary payable in two (2) equal payments, on the first and second anniversaries, respectively, of the date of the termination of his employment, and any and all accrued but unpaid amounts earned by Executive under the annual bonus program or profit- sharing plan as of the date of Disability shall be paid to Executive in a lump sum within thirty (30) days following his termination of employment.”

IN WITNESS WHEREOF, the parties have executed this Amendment as of the date first written above.

MICROFINANCIAL INCORPORATED

By:	/s/ Fritz Von Mering
Name: Fritz Von Mering
Title: Chairman

EXECUTIVE

By:	/s/ Richard F. Latour